

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Frederick Sidney Reinhard Arnold
Chief Executive Officer
Naploy Corp.
95 Lias Estate Kafe district Abuja
FCT 900108 Nigeria

> **Re: Naploy Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 22, 2024**
> **File No. 333-274889**

Dear Frederick Sidney Reinhard Arnold:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.   We note your response to prior comment 1 and your disclosure that "the offering may not be conditional on the ultimate success of the listing." Please revise to state either (i) the offering is conditioned on receipt of listing approval or (ii) the offering is not conditioned on receipt of listing approval.

Risk Factors
We Will Fall Under The Purview Of Nigerian Laws, Regulations, And Administrative
Decisions..., page 9

2.   We note your response to prior comment 5 and reissue the comment in part. Please revise
        your disclosure here, and elsewhere in the registration statement, including your
        discussion on page 26, to state whether you are currently in compliance with applicable
        regulations in Nigeria, including the Nigerian Data Protection Regulation.

Other Risks Particular To Operating In Nigeria, page 10

3.   We note your response to prior comment 6 and reissue the comment. Please revise your
        disclosure to provide additional detail regarding the risks particular to operating in Nigeria
        that are specific to your Company.

Description Of Our Business
Market Overview, page 25

4.   We note your response to prior comment 7, including your disclosure that "[a]ccording to
        recent research of Insights10, revenue in the Health Care segment is projected to reach
        US$664.20m in 2022." Please revise to remove references to projections for years that
        have already passed or add the actual revenue in the Health Care segment reported in
        2022.

Directors, Executive Officers, Promoters And Control Persons
Background Information About Our Officers And Directors, page 37

5.   We note your response to prior comment 9 and reissue the comment in part. Please
        disclose further information regarding Messrs. Arnold and Ulloa Bonilla's business
        experience. For example, you state that Mr. Arnold has been self-employed for the past 5
        years, "managing several successful businesses in various industries, including technology
        sector" and you state that for the past 5 years Mr. Ulloa Bonilla has overseen "multiple
        thriving ventures across diverse industries." Please advise as to these businesses and
        industries including the name and principal business of any corporation or other
        organization in which such occupations and employment were carried on.

Security Ownership Of Certain Beneficial Owners and Management, page 40

6.   We note your revised Beneficial Ownership table in response to prior comment 10. Item
        403 of Regulation S-K requires the table to include the total number of shares beneficially
        owned and the percent of the class so owned as of the most recent practicable date. The
        table as currently presented appears to show the percent of the class that Mr. Arnold
        would hold after the offering depending on the number of shares sold. You may retain this
        information, but please revise to also show that Mr. Arnold currently owns 100% of your
        outstanding shares.

Frederick Sidney Reinhard Arnold
Naploy Corp.
January 29, 2024
Page 3

Please contact Michael Fay at 202-551-3812 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Robert J. Zepfel, Esq.